EXHIBIT 14

                           DECORATOR INDUSTRIES, INC.
                           CODE OF CONDUCT AND ETHICS

         The Board of Directors of Decorator Industries, Inc. (the "Company") has adopted this Code of Conduct and Ethics ("Code") to (1) promote honest and ethical conduct, including fair dealing and the ethical handling of conflicts of interest, (2) promote full, fair, accurate, timely and understandable disclosure, (3) promote compliance with applicable laws and governmental rules and regulations, (4) ensure the protection of the Company's legitimate business interests, including corporate opportunities, assets and confidential information, and (5) prevent disclosure of confidential information about the Company which could result in a violation of the securities laws, impose substantial liability on the person who makes the unauthorized disclosure and/or adversely affect the Company's credibility. Separately, "related party transactions" are subject to review and oversight by the Audit Committee of the Board of Directors, as provided in the Audit Committee Charter.

         All directors, officers and managers of the Company are expected to be familiar with this Code and to adhere to the principles and procedures in it that apply to them. The provisions of this Code shall be subject to the more specific provisions of the Company's policy statements and charters addressing particular matters.

         For purposes of this Code, the "Code of Ethics Contact Person" or the "Compliance Officer" shall be the Controller of the Company.

         From time to time, the Company may waive provisions of this Code. Any such waiver for a director or officer of the Company may be made only by the Audit Committee of the Board of Directors and must be promptly disclosed as required by the rules of the Securities and Exchange Commission ("SEC") or the American Stock Exchange ("Amex"). Any waiver for a manager may be made only by the President of the Company.

         1. HONEST AND ETHICAL CONDUCT. Each director, officer and manager owes a duty to the Company to act with integrity. Integrity requires, among other things, being honest and candid. Deceit and subordination of principle are inconsistent with integrity. Each director, officer and manager must (1) act with integrity, including being honest and candid, while still maintaining the confidentiality of information where required or consistent with the Company's policies, (2) observe both the letter and spirit of laws and governmental rules and regulations, accounting standards and Company policies, and (3) adhere to a high standard of business ethics.

         2. FAIR DEALING. The Company has a history of succeeding through honest business competition. It does not seek competitive advantages through illegal or unethical business practices. Each director, officer and manager should endeavor to deal fairly with the Company's customers, service providers, suppliers, competitors and employees. No director, officer or manager should take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts or any unfair dealing practice.


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         3. CONFLICTS OF INTEREST. A "conflict of interest" occurs when an individual's private interest interferes or appears to interfere with the interests of the Company. A conflict of interest also can arise when a director, officer or manager takes actions or has interests that may make it difficult to perform his or her Company work objectively and effectively. For example, a conflict of interest would arise if a director, officer or manager, or a member or his or her family, receives improper personal benefits as a result of his or her position in the Company. Any transaction or relationship involving a director or officer of the Company that could reasonably be expected to give rise to a conflict of interest should be approved by the Audit Committee in advance.

         Service to the Company should never be subordinated to personal gain and advantage. Conflicts of interest should, wherever possible, be avoided. In particular, clear conflict of interest situations involving directors, officers and managers who either occupy supervisory positions or have discretionary authority in dealing with any third party include (1) any significant ownership interest in a supplier or customer, (2) any consulting or employment relationship with a customer, supplier or competitor, (3) any outside business activity that detracts from the individual's ability to devote appropriate time and attention to his or her responsibilities with the Company, (4) the receipt of non-nominal gifts, including entertainment involving a non-nominal cost from any company or person with which the Company has current or prospective business dealings, (5) being in the position of supervising, reviewing or having any influence on the job evaluation, pay or benefit of any family member, and (6) selling anything to or buying anything from the Company, except on the same terms and conditions as non-directors, officers or managers are permitted to so purchase or sell. Any such conflict of interest situation always should be discussed in advance with the Code of Ethics Contact Person for his or her approval.

         Any situation that would present a conflict for a director, officer or manager would likely also present a conflict if it involves a member of his or her family and thus such situations should be treated as a conflict.

         4. DISCLOSURE PROCESS. Each director, officer or manager involved in the Company's disclosure process, including the President, the Chief Financial Officer and the Chief Accounting Officer (the "Senior Financial Officers"), is required to be familiar with and comply with the Company's disclosure controls and procedures, and internal controls over financial reporting, so that the Company's periodic reports and documents filed with the SEC or otherwise publicly disclosed comply in all material respects with the applicable federal securities laws and SEC and Amex rules. In addition, each such person having direct or supervisory authority regarding SEC filings or the Company's other public communications concerning its general business, financial results, financial condition and prospects should, to the extent appropriate within his or her area of responsibility, consult with the other Company officers and employees and take other appropriate steps to ensure that any public disclosure is full, fair, accurate, timely and understandable.

         Each director, officer or manager who is involved in the Company's disclosure process, including but not limited to the Senior Financial Officers, must (1) familiarize himself or herself with the disclosure requirements applicable to the Company as well as the business and financial


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operations of the Company, (2) not misrepresent or cause others to misrepresent facts about the Company to others, whether within or outside the Company, including to the Company's independent auditors, governmental regulators, any exchange on which the Company's stock is listed and self-regulatory organizations, and (3) properly review and critically analyze proposed disclosures for accuracy and completeness (or, where appropriate, delegate this task to others).

         5. GENERAL STATEMENT OF NONDISCLOSURE POLICY. The unauthorized disclosure of "material inside information" concerning the Company or its business to anyone is strictly prohibited. This policy applies to all directors, officers, employees, agents and representatives of the Company.

         6. MATERIAL INSIDE INFORMATION. "Material inside information" is important information about the Company or its business that has not been made public through a news release or an official filing with the SEC. "Important" information includes such information as sales or earnings or anticipated sales or earnings for a given period, the gain or loss of a significant customer or supplier, the resignation of a director or officer, etc. Generally, this is information which would be of interest to investors and which, if generally known, would affect the price of the Company's stock, whether up or down. If it is unclear to you whether information you have is important or has been made public, the Compliance Officer must be consulted for his or her determination as to whether the information may be disclosed because it is not material inside information before you disclose the information to any person inside or outside the Company.

         7. AUTHORIZED DISCLOSURES. The disclosure of material inside information concerning the Company or its business may be made or authorized only by the President or Chief Financial Officer of the Company and shall comply with all applicable rules and regulations, including but not limited to those of the SEC and the Amex. No other person to whom this Code applies is authorized to disclose material inside information concerning the Company or its business to anyone, and any such disclosure by such person is a breach of the duty of trust and confidence to the Company, warranting appropriate disciplinary action.

         8. COMPLIANCE WITH LAWS. It is the Company's policy to comply with all applicable laws, rules and regulations. It is the personal responsibility of each director, officer and manager to adhere to the standards and restrictions imposed by those laws, rules and regulations.

         9. CORPORATE OPPORTUNITIES. Directors, officers and managers owe a duty to the Company to advance the Company's business interests when the opportunity to do so arises. Directors, officers and managers are prohibited from taking (or directing to a third party to take) any business opportunity that is discovered through the use of corporate property, information or position, unless the Company has already been offered the opportunity and turned it down. More generally, directors, officers and managers are prohibited from using corporate property, information or position for personal gain and from competing with the Company.

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         Sometimes the line between personal and Company benefits is difficult to draw, and sometimes there are both personal and Company benefits in certain activities. Directors, officers and managers who intend to make use of Company assets or property, including intellectual property or services in a manner not solely for the benefit of the Company should consult the Code of Ethics Contact Person beforehand.

         10. PROTECTION AND PROPER USE OF COMPANY ASSETS. All directors, officers and managers should protect the Company's assets and ensure their efficient use. All Company assets should be used only for legitimate business purposes that benefit the Company.

         11. CONFIDENTIALITY. In carrying out the Company's business, directors, officers and managers often learn confidential or proprietary information about the Company, its customers, suppliers, or joint venture parties. Directors, officers and managers must maintain the confidentiality of all information so entrusted to them, except when disclosure is authorized or legally mandated. Confidential or proprietary information of the Company and of other companies includes any nonpublic information that would be harmful to the relevant company if disclosed, or useful or helpful to competitors if disclosed.

         It is against Company policy and in many circumstances illegal for a director, officer or manager to profit from nonpublic information relating to the Company or any other company. No director, officer or manager may purchase or sell any of the Company's securities while in possession of material nonpublic information relating to the Company. Also, no director, officer or manager may purchase or sell securities of any other company while in possession of any material nonpublic information relating to that company.

         Any director, officer or manager who is uncertain about the legal rules involving a purchase or sale of any Company securities or any securities in companies that he or she is familiar with by virtue of his or her work for the Company should consult with the Code of Ethics Contact Person before making any such purchase or sale.

         12. REPORTING AND ACCOUNTABILITY. The Audit Committee is responsible for applying this Code to specific situations and has the authority to interpret it in those situations. Any director, officer or manager who becomes aware of any existing or potential violation of this Code is required to notify the Code of Ethics Contact Person or the Audit Committee promptly. Failure to do so is itself a violation of this Code.

         Any questions relating to how this Code should be interpreted or applied should be addressed to the Code of Ethics Contact Person. A director, officer or manager who is unsure of whether a situation violates this Code should discuss the situation with the Code of Ethics Contact Person to prevent possible misunderstandings and embarrassment at a later date.

         Each director, officer and manager must (1) notify the Code of Ethics Contact Person promptly of any existing or potential violation of this Code and
(2) not retaliate against any other director, officer or manager for such notifications.

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         The Company will follow the following procedures in enforcing this
Code:

                  o Apparent and potential violations will be reported by the Code of Ethics Contact Person to the Audit Committee, in a case involving a director or officer, or to the President of the Company, in a case involving a manager, after appropriate investigation.

                  o The Audit Committee or President, as the case may be, will take all appropriate action to further investigate, if necessary, any apparent or potential violations reported to them.

                  o If the Audit Committee or President, as the case may be, determines that a violation has occurred or will occur, they will take such disciplinary or preventive action as they deem appropriate, up to and including dismissal or in the event of criminal or other serious violations of law notification of appropriate governmental authorities.

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                     ACKNOWLEDGMENT OF RECEIPT OF DECORATOR
                   INDUSTRIES, INC. CODE OF CONDUCT AND ETHICS

                   I acknowledge that I have received and reviewed a copy of the Decorator Industries, Inc. Code of Conduct and Ethics, that I understand it and will comply with it.

___________________________________
Signature

___________________________________
Printed Name

___________________________________
Date


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